UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No.1
                    Under the Securities Exchange Act of 1934

                          QUESTCOR PHARMACEUTICALS INC.
                  (formerly Cypros Pharmaceuticals Corporation)
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    232808105
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                                 (CUSIP Number)

                             John P. Mitchell, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 1, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 232808105
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Claudio Cavazza
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                 (b) / /

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                                     PF, AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              / /


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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Italy
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                                 7          SOLE VOTING POWER
          NUMBER OF                         2,656,781
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          8,172,597
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            2,656,781

                                 10 SHARED DISPOSITIVE POWER
                                            8,172,597

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   10,829,378

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                    / /
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     27.89%
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14       TYPE OF REPORTING PERSON

                                       IN

                                  SCHEDULE 13D


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CUSIP No. 232808105
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Paolo Cavazza
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                    (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                     PF, AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Italy
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         2,656,782
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          8,371,097
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            2,656,782

                                 10 SHARED DISPOSITIVE POWER
                                            8,371,097

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   11,027,879

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                        / /
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     28.41%
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14       TYPE OF REPORTING PERSON

                                       IN

Item 1.  Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D Amendment No. 1 (this "Statement") relates is the common stock, no par value (the "Common Stock"), of Questcor Pharmaceuticals Inc., a California corporation ("Questcor"). The principal executive offices of Questcor are located at 3620 Whipple Road, Union City, California, 94587.

Item 2.  Identity and Background.

     This Statement is being filed jointly on behalf of Mr. Claudio Cavazza ("Mr. C. Cavazza") and Mr. Paolo Cavazza ("Mr. P. Cavazza", and collectively with Mr. C. Cavazza, the "Reporting Parties").

     The business address of the Reporting Parties is Via Sudafrica, 20, 00144 Rome, Italy. Mr. C Cavazza's principal occupation is as an entrepreneur in the pharmaceutical business. Mr. P. Cavazza's principal occupation is as an entrepreneur in the pharmaceutical business.

     The Reporting Parties are citizens of Italy.

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. C. Cavazza acquired 320,000 shares of Common Stock at a price of $1.50 per share and warrants to purchase 900,000 shares of Common Stock pursuant to Stock and Warrant Purchase Agreements, dated December 1, 2001, in exchange for an aggregate purchase price of $630,000. The funds necessary to purchase the Common Stock were obtained from the personal funds of Mr. C. Cavazza.

     Mr. P. Cavazza acquired 320,000 shares of Common Stock at a price of $1.50 per share and warrants to purchase 900,000 shares of Common Stock pursuant to Stock and Warrant Purchase Agreements, dated December 1, 2001, in exchange for an aggregate purchase price of $630,000. The funds necessary to purchase the Common Stock were obtained from the personal funds of Mr. P. Cavazza.

     In addition, as of December 1, 2001, Mr. P. Cavazza acquired beneficial ownership of the following shares of Common Stock through his ownership of Aptafin S.p.A. ("Aptafin"):

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     Date of Purchase                    Amount           Price per share

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             9/26/01                     7,000               $1.000
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             9/26/01                     3,000               $0.920
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             9/27/01                     5,000               $1.060
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             9/27/01                    10,000               $1.000
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             9/28/01                     9,500               $1.060
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             9/28/01                      500                $1.040
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

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             9/28/01                    10,000               $0.950
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            10/02/01                    10,000               $0.900
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            10/03/01                    10,000               $0.850
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            10/08/01                    10,000               $0.850
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            10/18/01                     5,900               $0.950
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            10/18/01                     4,100               $0.940
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            10/23/01                     3,200               $0.900
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            10/24/01                     4,500               $0.900
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            10/25/01                     2,300               $0.900
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            10/30/01                     5,000               $1.050
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            11/05/01                     5,000               $1.150
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            11/06/01                     5,000               $1.200
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            11/07/01                     4,300               $1.120
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            11/07/01                     5,000               $1.240
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            11/07/01                     5,000               $1.200
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            11/08/01                      700                $1.120
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            11/12/01                     2,700               $1.050
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            11/13/01                     2,300               $1.050
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            11/16/01                    10,000               $1.100
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            11/16/01                     9,500               $1.130
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            11/16/01                      500                $1.120
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            11/16/01                    10,000               $1.050
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            11/16/01                     5,000               $1.050
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            11/27/01                     3,500               $1.180
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            11/27/01                    10,000               $1.200
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

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            11/28/01                    10,000               $1.300
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            11/29/01                     5,000               $1.270
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            11/30/01                     5,000               $1.270

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     Mr. P Cavazza owns 55% of Aptafin. Relatives of Mr. P. Cavazza own the remaining 45% of Aptafin. The funds necessary to purchase such Common Stock were obtained from the working capital of Aptafin. All such transactions were made on the American Stock Exchange.


Item 4.  Purpose of the Transaction.

     The purpose of the transactions was to acquire an equity investment interest in the Issuer.

     None of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of Questcor.

     (a) The number of Common Shares as to which Mr. C. Cavazza has the sole power to vote or direct the vote is 2,656,781. The number of Common Shares as to which Mr. C. Cavazza shares the power to vote or direct the vote is 8,172,597. The number of Common Shares as to which Mr. C. Cavazza has the sole power to dispose or direct the disposition is 2,656,781. The number of Common Shares as to which Mr. C. Cavazza shares the power to dispose or direct the disposition is 8,172,597.

     (b) The number of Common Shares as to which Mr. P. Cavazza has the sole power to vote or direct the vote is 2,656,782. The number of Common Shares as to which Mr. P. Cavazza shares the power to vote or direct the vote is 8,371,097. The number of Common Shares as to which Mr. P. Cavazza has the sole power to dispose or direct the disposition is 2,656,782. The number of Common Shares as to which Mr. P. Cavazza shares the power to dispose or direct the disposition is 8,371,097.

Except as set forth above, none of the Reporting Parties nor any of the persons listed on Schedule A beneficially owns any other shares of Common Stock.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of Questcor.

     On December 1, 2001, the Reporting Parties and Sigma Tau Finanziaria S.p.A., an Italian corporation ("Sigma Tau"), entered into an agreement with the Company, which among other things, prohibits the Reporting Parties and Sigma Tau from purchasing an aggregate amount of greater than 2,000,000 shares of Common Stock on the open market through June 14, 2003. Mr. C. Cavazza is the President and owns 55% of Sigma Tau and Mr. P. Cavazza is Vice President and Managing Director and owns 35% of Sigma Tau.

     Except as set forth in this Statement, to the best knowledge of the Reporting Parties there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Questcor, including but not limited to, transfer or voting of any of the securities of Questcor, finders fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Questcor.

Item 7. Material to be Filed as Exhibits.

A. Joint Filing Agreement dated December 12, 2001 by and among the Reporting Parties.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Dated:  December 12, 2001


                                Claudio Cavazza


                                By:     /s/ Claudio Cavazza
                                        ----------------------------------------
                                        Name:  Claudio Cavazza



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Dated:  December 12, 2001


                                 Paolo Cavazza


                                 By:     /s/ Paolo Cavazza
                                         ---------------------------------------
                                         Name:  Paolo Cavazza



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D Amendment No. 1 with respect to the Common Stock of Questcor Pharmaceuticals, Inc. dated as of December 12, 2001 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.




Dated:  December 12, 2001
                                CLAUDIO CAVAZZA


                                By:      /s/ Claudio Cavazza
                                         ---------------------------------------
                                         Name:  Claudio Cavazza



                                PAOLO CAVAZZA

Dated:  December 12, 2001


                                By:      /s/ Paolo Cavazza
                                         ---------------------------------------
                                         Name:  Paolo Cavazza